Exhibit 4.58

China Communications Facility Service Corporation Limited

Promoter Agreement

July 11, 2014

CONTENT

Chapter I	The Corporation	2

Chapter II	Scope of Business	2

Chapter III	Corporation Stock Shares and Registered Capital	2

Chapter IV	Promoters’ Rights and Obligations	3

Chapter V	Promoters’ Statements and Commitments	3

Chapter VI	Promoters’ Liabilities for Breach of Contract	3

Chapter VII	Miscellaneous	4

China Communications Facility Service Corporation Limited

Promoter Agreement

This Agreement was entered into in Beijing on July 11, 2014 by and between the following parties (collectively, “Parties”, “Promoters” or “Shareholders”):

(1)	China Mobile Communication Company Limited, a limited liability company duly incorporated under the laws of China whose registered address is No. 29 Financial Street, Xicheng District, Beijing with Xi Guohua as its legal representative;

(2)	China United Network Communications Co., Ltd, a limited liability company duly incorporated under the laws of China whose registered address is No. 21 Financial Street, Xicheng District, Beijing with Chang Xiaobing as its legal representative;

(3)	China Telecom Corporation Limited, a limited company duly incorporated under the laws of China whose registered address is No. 31 Financial Street, Xicheng District, Beijing with Wang Xiaochu as its legal representative;

Each party to this Agreement is hereinafter referred to as the “Party”.

Whereas:

(1)	In order to reduce repeated efforts in communications facility construction and improve efficiency in the use of such, the Parties agree to set up China Communications Facility Service Corporation Limited (hereinafter referred to as “the Corporation”) by mean of promoters who would contribute in cash;

(2)	This Agreement was entered into by and between promoters based on The Company Law of the People’s Republic of China and other relevant laws and regulations so as to specify the rights and obligations of promoters.

Upon friendly negotiation, the Parties have agreed to the following:

Chapter I The Corporation

1.1	Name of the company: China Communications Facility Service Corporation Limited

Registered address: No. 28 Financial Street, Xicheng District, Beijing

1.2	The company shall be a limited company in permanent existence.

1.3	The Corporation shall have independent legal personality and shall be liable for its debts with all its property.

1.4	As the promoter shareholder, the Parties shall be liable for the Corporation to the extent of the shares they have subscribed and shall share profits and risks based on the shares they hold.

1.5	The Parties have agreed that the organization structure of the Corporation shall be provided by the Articles of Association of China Communications Facility Service Corporation Limited accepted by all Parties.

Chapter II Scope of Business

2.1	The scope of business of the Corporation shall be as follows (as is approved by the competent Administration of Industry and Commerce): construction, maintenance and operation of towers as the main business and other business would include construction, maintenance and operation of base station equipment rooms, power systems, air conditioning and other complementary facilities as well as indoor distribution system together with commissioned maintenance of base station equipment.

Chapter III Corporation Stock Shares and Registered Capital

3.1	All capital of the Corporation shall be divided into shares of equal value.

3.2	The registered capital of the Corporation shall be 10 billion RMB.

3.3	The Corporation shall have a total of 10 billion shares of stock, each with a par value of 1 RMB, making a total of 10 billion RMB worth of shares.

3.4	The amount of stock subscription and shareholding of promoters of the Corporation are listed below:

No.	Promoter	Shares Subscribed (10,000 shares)	Shareholding
1	China Mobile Communication Company Limited	400,000	40%
2	China United Network Communications Co., Ltd	301,000	30.1%
3	China Telecom Corporation Limited	299,000	29.9%

	Total	1,000,000	100%

3.5	Promoters shall pay their contribution according to deadlines below after signing when this Agreement comes into effect:

Company Name	By July 31, 2014 (yuan)	By September 30, 2014 (yuan)	By December 31, 2014 (yuan)
China Mobile Communication Company Limited	1.34 billion	1.34 billion	1.32 billion
China United Network Communications Co., Ltd	1.01 billion	1 billion	1 billion
China Telecom Corporation Limited	1 billion	1 billion	0.99 billion

The Corporation shall keep a record of its shareholders, giving names, addresses and contribution of all shareholders according to the contribution from each of them.

Chapter IV Promoters’ Rights and Obligations

4.1	Promoters shall enjoy the following rights to:

(1)	Subscribe and acquire stock shares of the Corporation;

(2)	Claim compensation from the breaching Party when the breach by other promoters has caused its loss;

(3)	Attend or delegate agents to attend the inaugural meeting to discuss and determine the Articles of Association and other issues to be adopted by voting during the meeting;

(4)	Other rights that promoters and shareholders deserve to enjoy according to laws and regulations as well as the Articles of Association after the incorporation by law.

4.2	Promoters shall bear the following obligations:

(1)	Contribute to subscribe shares of the Corporation based on terms and conditions of this Agreement;

(2)	Compensate non-breaching Parties upon failure to fulfill the contribution obligation based on agreed deadline and capital amount;

(3)	Provide in a timely manner all documents and certificates necessary to apply for the establishment of the Corporation and its registration so as to provide all kinds of services and facilitation for its incorporation;

(4)	Bear liabilities to the Corporation or other promoters for damage to the rights of such during the incorporation of the Corporation;

(5)	Other due obligations of promoters and shareholders provided in relevant laws and regulations as well as the Articles of Association after the incorporation by law.

Chapter V Promoters’ Statements and Commitments

5.1	Each promoter states to other promoters that:

(1)	It has the right and legal capacity to sign and execute this Agreement, which would not breach any agreement or arrangement that it is involved in;

(2)	It has taken actions provided by laws and regulations to attain permits granted by relevant authorities (if any) to sign and execute this Agreement;

(3)	The signing and execution of this Agreement does not breach any terms and conditions of Articles of Association (if any) of the promoter or any applicable laws and regulations or any government rules or any agreement or arrangement engaging this promoter.

5.2	Each promoter commits to other promoters that:

(1)	It will execute and comply with terms and conditions of this Agreement;

(2)	It will take all necessary actions to guarantee the fulfillment of all terms and conditions under this Agreement in an all-round manner;

(3)	During the incorporation process, any Party shall be obliged to keep confidential establishment-related documents, materials, trade secrets of the Corporation and other promoters’ trade secrets that the Party could possibly have knowledge of.

Chapter VI Promoters’ Liabilities for Breach of Contract

6.1	Promoters of the Corporation shall, based on the principle of honesty and credibility, execute this Agreement conscientiously. If a Promoter fails to fulfill its obligations under this Agreement and causes failure to realize objectives provided hereby, other promoters of the Corporation shall be entitled to claims against the breaching Party.

6.2	In the event when the breach by one Party has caused failure to execute this Agreement fully or partially, the breaching Party shall bear the liabilities. If more than one Party breach the contract, they shall be liable based on their actual faults respectively.

6.3	If one Promoter’s fault has caused failure to establish the Corporation, non-breaching Parties shall be entitled to claims against the breaching Party after each Promoter has taken its external responsibilities under this Agreement jointly and severally.

Chapter VII Miscellaneous

7.1	Expenses incurred during the incorporation process shall be under strict control and used reasonably and after the establishment of the Corporation, such expense shall be accounted as the incorporation expense; if the Corporation cannot be established, then such expense shall be borne by promoters according to the proportion of their proposed subscription of shares of the Corporation (if the failure in establishment is due to the breach by one or more than more Party, such expense shall be borne by the breaching Party) and promoters shall take their external responsibilities jointly and severally.

7.2	This Agreement shall come into effect since the date on which legal representatives or duly authorized persons of the promoters had this Agreement signed and sealed.

7.3	This Agreement shall be governed by and interpreted according to the laws of China.

7.4	In event of disputes relevant to this Agreement, the Parties shall first resort to negotiations in good faith. If no settlement is made within twenty (20) working days from the day when any Party asks in writing for a negotiation, any Party could submit the dispute to China International Economic and Trade Arbitration Commission for an arbitration based on the then-current rules at the time of arbitration. The venue of arbitration shall be in Beijing and it shall be performed in Chinese. Judgment made by the arbitration shall be final and binding to all Parties.

7.5	This Agreement is written and entered into in Chinese in six copies, each having equal legal effect.

7.6	If any terms and conditions of this Agreement is deemed as invalid by courts or any authority whose jurisdiction this Agreement falls into, it shall not impede the effectiveness of other terms and conditions of this Agreement.

(No more of the main body of this Agreement is written below this page)

(No more of the main body is written in this page. This page is just for signatures and seals for the Promoter Agreement of China Communications Facility Service Corporation Limited)

China Mobile Communication Company Limited

(seal)

Legal or authorized representative:

/s/ Xue Taohai

(No more of the main body is written in this page. This page is just for signatures and seals for the Promoter Agreement of China Communications Facility Service Corporation Limited)

China United Network Communications Co., Ltd

(seal)

Legal or authorized representative:

/s/ Li Fushen

(No more of the main body is written in this page. This page is just for signatures and seals for the Promoter Agreement of China Communications Facility Service Corporation Limited)

China Telecom Corporation Limited

(seal)

Legal or authorized representative:

/s/ Wu Andi